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May 30, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tim Buchmiller Perry Hindin, Special Counsel

Re:	New Century Companies, Inc. Registration Statement on Form SB-2 Filed January 24, 2007 File No. 333-140154

Ladies and Gentlemen:

The Company had previously filed a registration statement on Form SB-2, File No. 333-140154 (the “Prior Registration Statement”). On April 11, 2007, the Company withdrew the Prior Registration Statement.

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated February 16, 2007. The Company has entered into an Amended and Restated Registration Rights Agreement with CAMOFI Master LDC, one of the Selling Stockholders. Each comment, to the extent still applicable, is followed by the Company’s response.

General

1.
We note your response to comment one of our letter dated October 11, 2OO6. In order that we may in be in a position to complete our evaluation of your response to that comment, please respond to the remaining comments in this comment letter.

LOGO
61 BROADWAY NEW YORK, NEW YORK 10006
T 212-930-9700 F 212-930-9725 www.srff.com

Response:

We have fully responded to all comments in the Staff’s letter dated February 16, 2007 as set forth below.

2
Please enhance your disclosure on page 3 regarding the CAMOFI Note to include a description of the note holder’s right to convert the principal amount of the note into shares of your common stock pursuant to section 4 of the CAMOFI Note.

Response:

The Company has enhanced the disclosure regarding the CAMOFI Note to include a description of CAMOFI’s right to convert the principal amount of the note into shares of the Company’s common stock.

3.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you hay registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

The Company has included the requested disclosure.

4.
Please provide us, with a view toward disclosure in, the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction t ~at you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling share holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

The Company has included the requested disclosure.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately (in this comment, the reference to “securities underlying the convertible no e” means the securities underlying the note that may be received by the persons identified as selling shareholders);

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date o ~the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the r price per share established in the convertible note; and

•
if the conversion price per share is not set at a fixed price an I, instead, is set at a floating rate in relationship to the market rice of the underlying security, use the conversion discount rate and he market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming n interest payments and complete conversion throughout the term of tie note);

•
the combined market price of the total number of shares underlying 1 he convertible note, calculated by using the market price per share on U e date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying he convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares time selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the same of the convertible note, calculated by subtracting the total conversion p ice on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change ii. the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per ~ hare is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure. As another example, if CAMOFI Master LDC chooses note to convert the CAMOFI Note and instead waits for you to redeem the note pursuant to section 6 of the note, please provide additional disclosure as to the total possible profit the selling shareholders could realize as a result of you either redeeming in cash (at 105% of the prime amount redeemed) or redeeming in stock (at a conversion price equal to 85% of the average of the 10 consecutive VWAP and immediately prior to the applicable payment).

Response:

The Company has included the requested disclosure.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of he selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship t the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise;

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale c ~that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The Company has included the requested disclosure.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three of this letter;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are hosted by the selling shareholders or any affiliates of the selling shareholders that s disclosed in response to comment four and comment five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure, as a percentage, of the total amount of all possible payments as disclosed in response to comment three of this letter and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment four to this letter divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

The Company has included the requested disclosure.

8.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of it; predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction hat were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction hat were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number f shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary) and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The Company has included the requested disclosure.

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should n t include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Company has included the requested disclosure.

10.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether, based on information obtained from the selling shareholders, any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing support position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into hat short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc).

Response:

The Company has included the requested disclosure.

11. Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or fly predecessors of those persons) -the information provided should include, in reasonable detail, a complete description of the rights and obligations or the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The company believes that a description of the relationships and arrangements between and among the selling shareholders and any affiliates is already presented in the prospectus and all agreements between and/or among those parties are included as exhibits to the registration statement.

12.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of hares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus

Response:

The Company has included a description of the method by which it has determined the number of shares it seeks to register in the registration statement. The number of shares included in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

13.
We note your description on page 4 regarding your obligation to file a subsequent registration statement within ninety days from effectiveness of the current registration statement to cover the resale of shares issuable upon conversion of the CAMOFI Note and warrants. Please note that such a future registration statement may cast doubt on whether your entire relationship with the selling shareholders, including the shares offered under the current registration statement, is part of an offering that may properly be registered under Rule 415(a)(l)(i).

Response:

The Company and CAMOFI have entered into an amended and restated Registration Rights Agreement dated May 1, 2007, providing for the filing of one registration statement to allow for the resale of shares issuable upon conversion of the CAMOFI Note. The amended and restated Registration Rights agreement is included as exhibit 10.17.

Registration Statement Fee Table

14.
We note your response to comment 4 of our letter dated October 11, 2006. We also note from your disclosure under “Motivated Minds Bridge Loan” on page 2 that you issued 45,000 shares of restricted common stock to Motivated Mini Is in connection with the Allonge, and 30,000 shares of restricted common stock in connection with the extension of the due date of the remaining $150,000 of principal outstanding on the note through December 16, 2006. Please ensure that you disclosure under Item 26 in Part II of your registration statement includes all of the disclosure required by Item 701 of Regulation S-B in connection with those issuances of securities.

Response:

The Company has included the required disclosure pursuant to Item 701 of Regulation S-B.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe